UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                            The Penn Traffic Company
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707832309
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 9, 2009
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 707832309                                           Page 2 of 7 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    729,569*
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                729,569*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            729,569*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 707832309                                           Page 3 of 7 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    729,569*
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                729,569*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            729,569*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. 707832309                                           Page 4 of 7 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    729,569*
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                729,569*
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            729,569*
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 2") amends the Schedule 13D filed on October 22, 2007 (the "Original Schedule 13D"), as amended by the Schedule 13D/A filed on December 14, 2007 (the "Amendment No. 1") (the Original Schedule 13D and the Amendment No. 1, together with this Amendment No. 2, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.01 per share, of The Penn Traffic Company, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original
Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration.

     CR Intrinsic Investments expended an aggregate of approximately $14,646,423 of its investment capital to purchase the 729,569* shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by CR Intrinsic Investments in a commingled margin account, maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.        Interest in Securities of the Issuer.

     (a) As of the close of business on February 11, 2009, the Reporting Persons beneficially own an aggregate of 729,569* shares of Common Stock, representing approximately 8.5%* of the shares of Common Stock outstanding. The percentages used herein are based upon the 8,626,683 shares of Common Stock reported to be outstanding as of December 5, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2008.

     CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investments. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 729,569* shares of Common Stock (constituting approximately 8.5%* of the shares of Common Stock outstanding).

     * Includes 2,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, held by CR Intrinsic Investments, which are convertible into 124,069 shares of Common Stock.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 729,569* shares of Common Stock, constituting approximately 8.5%* of such class of securities;

          (ii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 729,569* shares of Common Stock, constituting approximately 8.5%* of such class of securities; and

          (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 729,569* shares of Common Stock, constituting approximately 8.5%* of such class of securities.

     (c) Since the filing of Amendment No. 1, CR Intrinsic Investments engaged in the following transactions.

 Date                  Name                    Amount        Price Per Share ($)
1/9/09       CR Intrinsic Investments         -100,000              $1.25
2/11/09      CR Intrinsic Investments         -100,000              $0.80

     Such transactions were effected in the over-the-counter market through various brokerage entities.

     (d) No person other than CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

     (e) Pursuant to Rules 13d-1(c) and 13d-1(h) of the Act, the Reporting Persons have determined that they are no longer required to report their beneficial ownership, if any, of the Issuer's Common Stock on Schedule 13D and instead will promptly file a Schedule 13G reporting such beneficial ownership of the Issuer's Common Stock.

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2009


                                             CR INTRINSIC INVESTORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             CR INTRINSIC INVESTMENTS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person